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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 4

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                               EASYRIDERS, INC.
                               (Name of Issuer)


                         COMMON STOCK, $.001 par value
                        (Title of Class of Securities)


                                   277848107
                                (CUSIP Number)

                                 John E. Martin
                        567 San Nicolas Drive, Suite 400
                        Newport Beach, California 92660
                           Telephone: (949) 719-4990
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 9, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
                              CUSIP NO. 277848107

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      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)

      John E. Martin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      00
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES        ----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          7,271,214
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             7,271,214

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH:         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,271,214

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

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                                 SCHEDULE 13D

Item 3.   Source and Amount of Funds or Other Consideration

          On February 9, 2000, Mr. Martin purchased from the Company 493,827 shares of the Company's Common Stock for $250,000 in cash.

Item 4.   Purpose of Transaction

          The shares have been acquired by Mr. Martin for investment purposes. Mr. Martin may acquire and/or dispose of additional shares of Common Stock from time to time, either in the open market or in privately negotiated transactions. Any decision by Mr. Martin to increase or decrease his holdings in the Common Stock may depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, other business and investment alternatives of Mr. Martin and general economic and market conditions.

          Mr. Martin presently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. However, Mr. Martin may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.       Interest in Securities of Issuer

          (a) As of the date of this report, Mr. Martin beneficially owns an aggregate of 7,271,214 shares of Common Stock, or approximately 26.20% of the Common Stock (includes all unexercised options and warrants which are vested or vest within 60 days after the day hereof). As of the date of this report, Joe Teresi beneficially owns an aggregate of 9,289,224 shares of Common Stock, or approximately 33.47% of the Common Stock (includes all unexercised options and warrants which are vested or vest within 60 days after the day hereof). Additionally, Mr. Teresi holds proxies with respect to the voting of an additional 1,370,000 shares of Common Stock or approximately 4.9% of the Common Stock (includes all unexercised options and warrants which are vested or vest within 60 days after the day hereof) until May 29,

                                       3
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2000. These proxies were granted by Michael T. Purcell (400,000 shares), C. W.
Doyle (320,000 shares) and Leon Hatcher (650,000 shares). The shares of Common Stock held by Mr. Martin and Mr. Teresi are subject to a Stockholders' Voting Agreement between themselves, and accordingly Mr. Martin may be deemed to share voting power for limited purposes with respect to shares of Common Stock beneficially owned by Mr. Teresi. Mr. Martin disclaims beneficial ownership of the shares of Common Stock beneficially owned by Mr. Teresi.

       (b) Mr. Martin holds sole voting and dispositive power with respect to the 7,271,214 shares of Common Stock described as being beneficially owned by him, except in matters affecting the voting of the shares for the nomination, election and removal of members of the Company's Board of Directors. For such matters, Mr. Martin may share the voting power with Mr. Teresi pursuant to the provisions of a Stockholders' Voting Agreement.

       (c) On February 9, 2000 Mr. Martin acquired the 493,827 shares of Common Stock from the Company for $250,000 in cash.

       (d)  Not applicable.

Item 7.     Materials to be Filed as Exhibits

Exhibit No.     Description
-----------     -----------

1 Stockholders' Voting Agreement between John Martin and Joseph Teresi dated September 23, 1998. (incorporated by reference to
                Exhibit 1 to the Schedules 13D, filed October 5, 1998).

2 Goldman, Sachs & Co. Trust, Estate and Guardian Account Agreement dated August 19, 1998 (incorporated by reference as
                Exhibit 6 to the Schedule 13D filed October 5, 1998.

                                  SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 18, 2000


                                    By: /s/ John E. Martin
                                        ---------------------------------
                                           John E. Martin

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